UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Earnings Release SecondQuarter 2026 June 2026 EARNINGS RELEASE SECOND QUARTER 2026 Ticket:EDN Ratio:20SharesClassB=1ADR NumberofSharesNetofTreasury 875.7MillionofShares|43.8MillionofADRs TotalShares 906.5MillionofShares| 45.3MillionofADRs MarketCapitalization ARS 1,683,937,103,283|USD 1,063,954,020.02 Webcast Information 2Q2026 EARNINGSWEBCAST TOJOINTHE WEBCASTPLEASE Clickhere Price ARS 1923 | USD 24.3 08/07/26 Buenos Aires, Argentina. August 10,2026 –Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA:EDN) (“edenor” or “the Company”) Argentina’s largest electricity distributor both in terms of number of customers and energy sales, announces its results for the secondquarter of 2026. On Tuesday, August 11th2026, at 10 am Buenos Aires / 9 am New York time, the Company willhost a webcast to discuss edenor’s2Q26 results. The presentation will be given by German Ranftl, edenor’s Chief Financial Officer. Those interested in participating in the webcast are required to register. Questions will be answered exclusively through the webcast system. DATE: August 11, 2026 TIME: 10am BA / 9am NY All figures are stated in Argentine Pesos constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for what is expressly indicated in the Income Statement, which is expressed at historical values. GermánRanftl Chief FinancialOfficer LucilaRamallo Deputy Investor Relations Manager www.edenor.com Lucca GarciaPlügel Senior Investor RelationsAnalyst investor@edenor.com Tel:+54(11) 4346 -5511 2 EARNINGS RELEASE SECOND QUARTER 2026 Agenda 01. Highlights&RegulatoryFramework 02. FinancialResults 03. OperatingIndicators 04. Investments 05. FinancialDebt & Ratings 06.New Businesses 07. Summary 3 EARNINGS RELEASE SECOND QUARTER 2026 01 Highlights&RegulatoryFramework EARNINGS RELEASE SECOND QUARTER 2026 6M25 6M26 First year completed following the implementation of the 2025–2030 tariff review (RQT). EBITDA(inmillionsofconstant pesos) Apr-25 • Approval of the 5-Year tariff review, including automatic monthly adjustments based on a formula of CPI (33%) and WPI (67%) plus an additional 0.42% per month above inflation in real terms. May-25 Oct-25 Jan-25 - Dec-25 Dec-25 Jan-26 - Aug-26 May-26 • Debt regularization with CAMMESA. • The debt is currently being paid through payment plans in 60 / 69remaining monthly installments. • Edenor filed a “Regulatory Asset” claim calculated by independent third parties. • The Secretary of Energy has been analyzing company’s claim. • 12M25 tariffs have increased +37% vs. CPI 32% vs. 41% FX depreciation. • Monthly average tariff increase of 3.1% since August 2024. • ENRE authorized the company to modify the frequency of meter readings from bimonthly to monthly. • Automatic monthly adjustments continue to be applied; accumulated VAD as of June 202620% vs. Inflation 17%. • VAD increased July: 2.95%; August: 1.78% • New Natural Gas and Electricity Regulatory Agency (ENRGE): New authorities appointed. • Regulatory Asset: The Executive Branch submitted a draft bill to the Congress proposing a regularization framework. What changed since April 2025 KeyMilestonesTowardsEdenor’sNormalization $1,736,009 $1,822,538 Revenues(inmillionsofconstant pesos) 5 6M25 6M26 $313,747 $386,473 EARNINGS RELEASE SECOND QUARTER 2026 CAPEX (in millionsofconstant pesos) EBITDA(inmillionsofconstant pesos) Collectability(%) Revenues(inmillionsofconstant pesos) Improved financial performance The normalization of tariffs was reflected in EDENOR’S financial indicators. 6 6M25 6M26 $162,904 $218,406 6M25 6M26 97.21% 96.27% 6M25 6M26 $1,822,538 $1,736,009 6M25 6M26 CAMMESA Effect EBITDA $ 386,473 $ 313,747 Without CAMMESA +94% EARNINGS RELEASE SECOND QUARTER 2026 02 Financial Results EARNINGS RELEASE SECOND QUARTER 2026 Improvement in Results Revenues: Total revenues were ARS 918.5 billionin 2Q26 (+10% vs 2Q25). Revenues were driven mainly by the tariff regularization. As of June 2026, accumulated VAD increased 20% against an inflation of 17% (Accumulated VAD 2Q26 11% vs 7% Inflation) , plus subsequent monthly adjustments since August 2024 (3% on average). The number of clients at 2Q26 reached 3.41 million (+1.3% vs. 2Q25). Energy Purchases: Reached ARS 583.8billion in 2Q26, representing a 17% increase compared to the ARS 498.9billion recorded in 2Q25. The risewas due to higher demand from residential clients due to lower temperatures forresidential clients and because of the gradual phasing out of subsidies. DistributionMargin:ReachedARS334.7billionin2Q26,a1%increasecomparedto2Q25.TheaccumulatedDistributionMargintoJune2026was747.7billion(+7%vs6M25).Thiswasmainlydrivenbytariffincreases(3%monthlyaverage).FromJanuary2026toJune2026.VADincreaseshavetotaled20%vsanaccumulatedinflationrate(IPC)of17%. Net Financial Results (net income/expense): The secondquarter saw a 28% reduction in net financial expenses to ARS 106.5billion, due primarily to a reduced impact of interest expenses on the net debt with CAMMESA and the regularization of our debt obligations according to the signed agreement. New Results: 2Q26 registered a profit of ARS 31.3billion (-75% vs 2Q25). The first semester of 2026 accumulated a net profit of ARS 157.1 billion vs ARS 175 billion in the first semester 2025. The main difference is due to the fact thatin 2Q25, a profit of ARS 224.7 billion was recorded in connection with the settlement agreement with CAMMESA. Investments: For 2Q26, Capex was ARS 92.0billion. This figure represents our commitment to improving service quality, which can be seen in the significant improvement in our operating indicators (see section 4). Edenor invested ARS 92,068million in 2Q26 achieved improvements in all ofits operating indicators. *Monetary gain **International Accounting Standards: Financial information in hyperinflationary economics 8 EARNINGS RELEASE SECOND QUARTER 2026 Sales volumes in 2Q26 totaled 5,776 GWh, (+1.91% vs. 2Q25) which was mainly driven by the impact of demand from residential customers from lower temperatures and from medium commercial. Edenor’s client base reached 3.41 million(+1.3% vs 2Q25), which was mainly due to an increase in the number of residential medium-size, Industrial and the Wheeling System. Consumption in the first six months of 2026 increased 0.1%, mainly explained by the higher consumption of small and medium commercial clients and from low-income clients due to lower temperatures. As part of our efforts to reduce non-technical losses, a totalof4,863energymeterswereinstalledinthe second quarter 2026, with the majority designed to convert informal, unreported connections into fully transparent connections in the electricity distribution system. Energy sales volume in 2Q26 were higher than in 2Q25 Energy Sales Volumes *876,768customersbenefitedfromSocialTariff 9 EARNINGS RELEASE SECOND QUARTER 2026 -2.5% -3.0% 4.2% -0.2% -5.0% 16.6% 0.8% -4.1% -1.6% 2.4% 8.3% -3.8% -1.0% -1.4% -0.3% -0.2% -0.6% 1.0% 1.0% 1.1% 0.7% 0.9% 2.5% 0.8% jul-25 ago-25 sept-25 oct-25 nov-25 dic-25 ene-26 feb-26 mar-26 abr-26 may-26 jun-26 LTM Variation Monthly Variation Accumulated sales variation for the 12 months through June2026 vs prior 6-month period for main segments. LTM and monthly sales variation in GWh vs prior year period. Average temperature for Junewas 0,9º lower than Jun-25. VS 2025 Sales Trend in Sales 10 +0.1% EARNINGS RELEASE SECOND QUARTER 2026 Improvements in cost management: Operating expenses decreased by 6% in 2Q26, totaling ARS 302.1 billion. For the first six-month of 2026, operating expenses declined by 8% to ARS 603.3 billion. These savings reflect the Company's OPEX optimization plan launched in 2025, including the Workforce Development and Retirement Plan, aimed at talent renewal and workforce optimization. The reduction was primarily driven by lower salaries and social security expenses (-2%), lower material consumption (-39%) as a result ofimproved inventory management, and reduced ENRE penalties (-24%), supported by the Company's continued improvement in service quality indicators. At the end of June2026, collectability was 96.27% Operating Expenses Lower operating expenses in 6M26 (-8% vs. 6M25) 11 36% EARNINGS RELEASE SECOND QUARTER 2026 EBITDA EBITDA (6M26) ARS 313.7Billion (Without CAMMESA +94% vs 6M25) (With CAMMESA -19% vs 6M25) • During the first six months of 2026, EBITDA totaled ARS 313.7 billion, compared to ARS 386.5billion in the same period of 2025. In June 2025, the Company recognized a one-off gain of ARS 224.7billion related to the settlement agreement with CAMMESA for outstanding balances. Excluding this non-recurring effect, EBITDA would have increased by 94% year-over-year. • The improvement in EBITDA during the first six months of 2026, excluding the CAMMESA settlement effect, was primarily driven by: EBITDA (2Q26) ARS 110.3Billion (Without CAMMESA +53% vs 2Q25) (With CAMMESA-63% vs 2Q25) 12 • Higher distribution margin, driven by VAD increases that outpaced inflation • Positive impactfromtariffnormalizationfollowingthesecondyearofimplementationofthe2025–2030 Five-YearTariffReview(RQT), includinganinitial319.2% tariffadjustmentin February2024 and averagemonthlytariffadjustmentsofapproximately3%. Cumulative ValueAddedDistribution(VAD) increaseof20%, comparedtocumulative inflationof17% as ofJune 2026. • Continued cost optimization initiatives, with a focus on improving operational efficiency and advancing technological modernization. • Higher energy purchase costs, reflecting the reduction in government subsidies. • ARS 27 billionwas recognizedIn June 2026 forpendingreceivablesfromtheNationalGovernmentundera Mutual Agreement(Acuerdo Marco) basedonthecostofenergyconsumedin lower-incomeneighborhoodsduring2024-2025 EARNINGS RELEASE SECOND QUARTER 2026 03 Operating Results EARNINGS RELEASE SECOND QUARTER 2026 13.7 10.4 10.0 10.0 10.6 10.3 10.7 8.6 8.2 8.7 6.8 5.6 2021 2022 2023 2024 2025 jun-26 13.7 10.4 10.0 10.0 10.6 10.3 10.7 8.6 8.2 8.7 6.8 5.6 2021 2022 2023 2024 2025 jun-26 Note:SAIDI: Measuresthenumber ofhours auser is without service per year|SAIFI:Measuresthenumberoftimesa useris without service peryear. Actual At the end of the secondquarter of 2026, the SAIDI and SAIFI indicators were 5.6hours and 2.7 average outages per client, respectively, in the period, which are improvements of 48% and 34%, respectively, compared to 2021. These levels are the lowest observed since 2021 and are below the Regulator’s requirements. This recovery in service is mainly due to the strong investments that the Company has made over the last year. These investments have been focused on implementing improvements in operational processes and the adoption of technology that is applied in the operation and management of the network. SAIDI hours / year / customer Quality Standards SAIFI times / year / customer Requested 14 -48% 6.0 5.4 5.2 5.2 5.5 5.3 4.1 3.6 3.4 3.5 3.0 2.7 2021 2022 2023 2024 2025 jun-26 -34% EARNINGS RELEASE SECOND QUARTER 2026 Driving Innovation and Efficiency in Loss Mitigation: We continue to leverage the potential of analytical artificial intelligence tools, strategically optimizing inspection routes and raising their efficacy. The mission of DIME (“market discipline”) actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy theft. MeasurableStridesinInspectionandDetection: Between April and June 2026, a substantial total of 63,759 inspections were undertaken for Tariff 1 clients (residential and general users), achieving an efficiency rate of 46.6%. This compares to the same period of the previous year, when 77,598 iinspections yielded an efficiency rate of 57.3%. Recovery Initiatives and Redefining Balance: To the inspections of MIDE and conventional meters was added the normalization with MIDE meters of inactive accounts (that had been cancelled after the delinquency process had been exhausted) with MIDE meters. Progress is being made in the implementation of a system that fully and efficiently integrates the growing number of country club neighborhoods and closed neighborhoods. Despite our aggressive efforts, there continue to be cases of renewed fraud. Energy losses LTM atJune2026 were 15.8%. Energy Losses 2025 2026 15 1Q 2Q 3Q 4Q LTM 15.4% 15.3% 15.6% 15.4% 15.7% 15.8% EARNINGS RELEASE SECOND QUARTER 2026 04 Investments EARNINGS RELEASE SECOND QUARTER 2026 Commissionedin 2026 • Bancalarisubstationexpansion132/13,2kV to2x80 MVA. • Third transformer300MVA at Zappalortosubstation220/132 kV 300MVA. Projects Expected in 2026 • New132 kVbusbaratPasodelReySubstation in October2026. • DecommissioningofNewberySubstation(27.5kV)andinterconnectionwithColegialesSubstationin August2026. • NewMorenoSubstation(132/13.2kV,2x80MVA)inSeptember2026 • Installationofathird300MVAtransformeratZappalortoSubstation(220/132kV)inOctober2026. • 220 kVbusbarexpansionatRodríguezSubstation inDecember2026. Electrical Investments System and others Staff Cost CAPEX Investments–Accum. as of June: ARS 162,904 M -2Q26: ARS 92,068 M + 1 New Substations (SE Moreno) Expected in September2026 + BancalariSubstations expansion 66% 22% 1% 11% Network Structure Energy Recovery New supplies Others 17 125,335 176,964 14,275 15,708 23,294 25,734 2026 2025 ARS 162,904 M ARS 218,406 M EARNINGS RELEASE SECOND QUARTER 2026 05 Financial Debt & Ratings EARNINGS RELEASE SECOND QUARTER 2026 Financial Debt & Ratings Total Existing Notes + Loans Outstanding as of June30, 2026: ~USD 1,159 M(Net Debt of ~USD 303 M) Total Financial Debt as ofJune 30,2026 –in millions of USD Breakdown of Debt as of June 30, 2026 Ratings Amount US$ 82 Currency Law Rate Maturity USD ARG 9.75% Nov -26 Class 3 US$ 70 USD ARF 9.50% Aug -28 Class 5 US$ 300 USD NY 9.75% Oct –28, Oct –29 & Oct -30 Class 7 US$ 15 AR$ ARG TAMAR +6% Aug -26 Class 9 raAA- B- AA-.ar AA-.ar B3 AA-(arg) A1+(arg) - B- NationalScaleLT NationalScale ST Global Scale LT US$ 550 USD NY 9.50% Apr-31, Apr32 & Apr-33 Class 10 19 87.6% 12.4% Notes Loans 2026 2028 2029 2030 2031 2032 2033 82 15 70 100 100 100 170 97 100 100 183 183 183 183 183 183 Note: S&P Ratings upgradedtheCompany'sissuercreditrating, national-scalerating from'raA+' to'raAA-', whilerevisingtheoutlookfromPositive toStable. On August 7, 2026, Fix local raised the long-term rating from A+ to AA-with a Positive outlook. On August 7, 2026, Moody´s upgraded Company National Scale Rating from “A.ar” to “AA-.ar” EARNINGS RELEASE SECOND QUARTER 2026 Senior Notes pro forma as of August 10, 2026 –in millions of USD Note:AR$-denominatedNoteswereconvertedintoUSD at theexchangeratereported intheirrespectiveNoticesofResults. OnAugust 7, 2026, theNotes Class 9 werefullycancelled. Amount US$ 82 Currency Law Rate Maturity USD ARG 9.75% Nov -26 Class 3 US$ 300 USD NY 9.75% Oct –28, Oct –29 & Oct -30 Class 7 US$ 70 USD ARG 9.50% Aug -28 Class 5 US$ 750 USD NY 9.50% Apr –31, Apr –32 & Apr 33 Class 10 Total Senior Notes as of August10, 2026: USD 1,415M US$ 213 USD ARG 7.50% Jul -29 Class 11 20 213 100 100 70 313 170 82 82 100 100 250 250 250 250 250 250 2026 2028 2029 2030 2031 2032 2033 EARNINGS RELEASE SECOND QUARTER 2026 Senior Notes Senior Notes Class 11 • Pricing Date: 3 July 2026 • Total Nominal Value: USD 213 million • Amount Senior Notes 11: USD 213,462,519 (out of a total number of order received from USD 216,595,927) • Date of issuance and closing: 3rdJuly 2026 • Interest rate: 7.5% nominal annual –paid semi-annually • Amortization: 3rdJuly 2029 • Risk ratings: S&P Global Ratings raAA-; Fitch Ratings A+(arg) Result of senior Notes Class 10 reopening • Results: 30 July 2026 • Nominal Value Class 10 (total): USD 750 million • Class 10 Serie 1: USD 550 million; Class 10 Serie 2: USD 200 million • Date of issuance and closing: 5thAugust 2026 • Interest rate: 9.5% nominal annual-paid semi-annually • Amortization: 33% in 2031, 33% in 2032 and remaining in 2033 • Risk ratings: S&P Global Ratings B-; Moody´s Ratings B3 Use of proceeds: Potential acquisitions of new businesses, including, but not limited to, the acquisition of approximately 70% of the outstanding share capital of Metrogas, as well as the refinancing of existing indebtedness. 21 EARNINGS RELEASE SECOND QUARTER 2026 06 New Businesses EARNINGS RELEASE SECOND QUARTER 2026 New Businesses: Expansion, Diversification and Value Creation In 2024, the Company’s corporate purpose was amended to provide greater flexibility and to capture opportunities related to the energy transition and the electrification of the company. • Capture growth opportunities in the energy sector. • Expand through vertical and horizontal integration. • Complementary diversification. • Position in self in line with the positive regulatory business environment and impact of technological modernization. • Drive synergies through integration with core businesses. • Opportunities in complementary assets. • Ongoing privatization program. • Natural gas distribution and commercialization • Generation and storage. • Electric mobility, including interaction with oil and gas downstream. Business Development Drivers Strategy Scope Expansion + Diversification + Value for investors and consumers 23 Note: On July 23,2026, Edenor jointly with Andina Energies PLC, submitted a binding offer to YPF SA to acquire a portion of sharesofMetrogas, representing 70% of its share capital and voting rights, and a portion of shares of MetroEnergiaSA, a Metrogas’ssubsidiary, representing 5% of the share capital and voting rights. EARNINGS RELEASE SECOND QUARTER 2026 07 Final Remarks EARNINGS RELEASE SECOND QUARTER 2026 Final Remarks Edenor is in a solid position, benefiting from changes that have strengthened its financial profile, well-positioned for the energy transition (new technologies, improvements and efficiencies, environmental considerations). • Improved long-term outlook driven by tariff normalization, with a positive impact on financial performance, credit ratings and working capital. The investment plan continues and is reflected in improvements in operational indicators • Successful debt regularization with CAMMESA. Edenor filed a Regulatory Asset claim, and the Executive Branch submitted a draft bill to Congress proposing a Regulatory Asset regularization framework • Diversified financing strategy with a solid track record of accessing capital markets, complemented by active liability management exercise • New businesses: In 2024, the Company’s corporate purpose was amended to provide complementary diversification, distribution of natural gas and opportunities related to energy transition and suppling increase electrification demand 25 EARNINGS RELEASE SECOND QUARTER 2026 EmpresaDistribuidorayComercializadoraNorteS.A. (edenor) isthelargestelectricitydistributioncompany inArgentinaintermsofnumberofcustomersand electricitysold(inGWh). About edenor Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northernarea of the City of Buenos Aires, to 3.41 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 2Q26, edenor sold 5,776 GWh of electricity and purchased 6,995 GWh (including demand from the toll system), registering revenues for 2Q26 of ARS 918,549million. Net earnings for the secondquarter 2026 were a profit of ARS 31,305million. 26 EARNINGS RELEASE SECOND QUARTER 2026 investor@edenor. com |Tel.+54 (11)43465511 Investor Relations Contacts GermanRanftl|Chief Financial Officer Lucila Ramallo|Deputy Investor Relations Manager Lucca Garcia Plügel|Senior Investor Relations Analyst 27 EARNINGS RELEASE SECOND QUARTER 2026 Forthesix-monthperiodendedonJune30,2026and2025. Valuesexpressedinconstantcurrencybasis. Consolidated Statement of Comprehensive income 28 30.06.202630.06.2025AR$AR$Revenues1,822,5381,736,009Energy Purchases(1,074,869)(1,037,198)Distribution Margin 747,669698,811Transmission and distribution expenses(314,212)(361,530)Gross Profit433,457337,281Selling expenses(144,314)(139,477)Administrative expenses(144,786)(153,283)Other operating income61,39132,780Other operating expense(15,117)(31,580)Income (Loss) from interest in joint ventures23(72)Operating Results190,65445,649Agreement on the Regularization of Obligations 224,654Financial income5,345228Financial cost(164,556)(184,757)Other financial results(22,606)(59,665)Net financial costs(181,817)(244,194)RECPAM195,468192,896Income (loss) before taxes204,305219,005Income tax (47,173)(44,052)Income for the period157,132174,953Basic and diluted earnings Profit per share:Income per share ( argentine pesos per share) 179.58199.95In million of Argentine Pesosin constant figures EARNINGS RELEASE SECOND QUARTER 2026 Consolidated Statement Comprehensive Income Forthesix-monthperiodendedon June30,2026and2025. Valuesexpressed at historical values. 29 06.30.202606.30.2025AR$AR$Revenues1,723,0281,233,858Energy Purchases(1,020,237)(737,179)Subtotal702,792496,679Transmission and distribution expenses(216,106)(199,940)Gross Profit 486,686296,739Selling expenses(125,004)(90,389)Administrative expenses(126,993)(100,813)Other operating income, net45,5373,363Operating Results280,225108,900Agreement on the Regularization of Obligations 166,622Financial income5,103162Financial expenses(191,206)(158,813)Other financial expense12,471(16,770)Net financial expense(173,632)(175,421)Profit before taxes106,592(66,521)Income tax (86,949)2,216Profit for the year19,644(64,305)Basic and diluted earnings Profit (Loss) per share:Income per share (argentine pesos per share) 22.45(73.49)In million of Argentine Pesosat histórical values EARNINGS RELEASE SECOND QUARTER 2026 Consolidated Statement of Financial Position Forthesix-monthperiodendedasofJune30,2026andDecember31,2025. Valuesexpressedinconstantcurrencybasis. 30 06.30.202612.31.2025AR$AR$ASSETSNon-current assets Property, plant and equipment 4,871,608 4,830,329 Interest in joint ventures 259 236 Right-of-use asset 9,968 12,397 Other receivables 837 614 Financial Assets at fair value throght profit or loss 54,689 62,730 Total non-current assets 4,937,361 4,906,306 Current assetsInventories 265,124 272,608 Other receivables 44,957 40,291 Trade receivables 564,273 579,862 Financial assets at amortized cost 54,433 27,494 Financial assets at fair value through profit or loss 667,695 660,961 Cash and cash equivalents 548,118 242,081 Total current assets 2,144,600 1,823,297 TOTAL ASSETS 7,081,961 6,729,603 In million of Argentine Pesosin constant figures06.30.202612.31.2025AR$AR$EQUITYShare capital 875 875 Adjustment to share capital 1,141,650 1,141,650 Additional paid-in capital 15,875 15,875 Treasury stock 31 31 Adjustment to treasury stock 24,428 24,428 Cost treasury stock (93,526) (93,526) Legal reserve 113,958 99,981 Voluntary reserve 1,400,861 1,135,300 Other comprehensive loss (6,772) (6,772) Accumulated profits 157,132 279,538 TOTAL EQUITY 2,754,512 2,597,380 LIABILITIESNon-current liabilitiesTrade payables 6,250 5,820 Other payables 343,323 394,599 Borrowings 1,337,778 823,241 Deferred revenue 156,203 162,738 Salaries and social security payable 10,189 12,292 Benefit plans 18,927 19,831 Deferred tax liability 954,438 982,192 Provisions 27,175 28,050 Total non-current liabilities 2,854,283 2,428,763 Current liabilitiesTrade payables 699,117 656,718 Other payables 142,573 148,034 Borrowings 360,425 560,556 Deferred revenue 4,751 880 Salaries and social security payable 84,372 102,505 Benefit plans 2,010 2,349 Tax payable 92,776 94,390 Income Tax liabilities 65,419 109,397 Provisions 21,723 28,631 Total current liabilities 1,473,166 1,703,460 TOTAL LIABILITIES 4,327,449 4,132,223 TOTAL LIABILITIES AND EQUITY 7,081,961 6,729,603 EARNINGS RELEASE SECOND QUARTER 2026 Condensed Interim Consolidated Statement of Cash Flows. Forthesix-monthperiodendedonJune30,2026and2025 Valuesexpressedinconstantcurrency basis. 31 06.30.202606.30.2025AR$AR$Cash flows from operating activitiesIncome for the year157,132174,953Adjustments to reconcile net (loss) profit to net cash flows from operating activities:122,765(30,735)Changes in operating assets and liabilities: Increase in trade receivable (75,951)(134,628)(Decrease) Increase in trade payables90,118(288,668) Increase in salaries and social security payable (3,687)(16,593)Others(133,417)439,802Net cash flows generated by operating activities156,960144,131Net cash flows used in investing activities(212,174)(51,223)Net cash flows generated by financing activities 349,776(45,457)Increase (Decrease) in cash and cash equivalents294,56247,451Cash and cash equivalents at beginning of year 164,893(48,497)Exchange differences in cash and cash equivalents17,1941,526Result from exposure to inflation (5,918)(247)Increase in cash and cash equivalents294,56247,451Cash and cash equivalents at the end of the period470,731233Supplemental cash flows informationNon-cash activitiesAcquisitions of advances to suppliers,property, plant and equipment through increased trade payables(21,289)(28,491)Adquisitions of advances to suppliers, rights- of- use assets through increased other payables (1,465)(3,018)In million of Argentine Pesosin constant figures EARNINGS RELEASE SECOND QUARTER 2026 The material that follows is a presentation of general background information about edenor as of the date of the presentation. It is information in summary form and does not purpose to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information. This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words “believe”, “expect”,“anticipate”, “target”, or similar expressions. While edenor’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Further, if edenor’s actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements,whether as a result of new information, future events, or otherwise, normalizes any representation or warranty, expressed or implied, as to the accuracy of completeness of the information containedhere in, and nothing contained here in is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence ofany particular future set of facts or circumstances. This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for,underwrite of other wise acquire, any securities of edenor nor should it or any part of it from the basis of, or be relied on in connection with, any contract or purchase or subscribe for any securities of edenor. Persons who intend to purchase or subscribe for securities of edenor in any potential future offering are reminded that any suchpurchase or subscription may be made solely on the basis of the information contained in the prospectus of offering circular in connection with such proposed offering. In particular, this presentation and the information contained here in are not an offer of securities for sale in the United States. The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market search, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any materialrespect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenordoes not make any representation as to the accuracy of such information. Disclaimer 32 EARNINGS RELEASE SECOND QUARTER 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 10, 2026